Exhibit 99.1

Telesat to receive $1.44 billion through Government of Canada investment,

a major milestone towards completing the financing of Telesat Lightspeed

Telesat Lightspeed will bridge the digital divide, create hundreds of new high-quality jobs in Canada, spur domestic investment and exports, and ensure Canada is at the forefront of the rapidly-growing New Space Economy

OTTAWA, CANADA, August 12, 2021 – Telesat, one of the world’s largest and most innovative satellite operators, announced today that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed, the world’s most advanced Low Earth Orbit (LEO) satellite network. This investment will drive economic growth and innovation in Canada and help ensure affordable broadband Internet and LTE/5G connectivity for all Canadians.

Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships. Through Telesat and its Canadian supply chain, the Telesat Lightspeed program is expected to support over 1,500 Canadian jobs, largely in STEM.

Telesat Lightspeed is the largest space program ever conceived in Canada and will be the most innovative, cutting-edge broadband satellite network in the world. The Telesat Lightspeed network is initially comprised of 298 highly advanced satellites with next-generation technologies to deliver multiple Gbps speeds and fibre-like connectivity everywhere in Canada and across the globe.

“The Government of Canada’s investment in Telesat Lightspeed underscores the program’s transformational ability to bridge the digital divide, position Canada at the forefront of the burgeoning New Space Economy, and deliver sustained and high-quality job creation and economic growth in Canada,” said Dan Goldberg, Telesat’s President and CEO. “We applaud the Government’s recognition of the importance and promise of Telesat Lightspeed. With the funding announced today and other financing sources already in place, including the previously announced investment by the Government of Quebec, Telesat now has arrangements for approximately $4 billion in funding for the program. We expect to secure in the near term the remaining financial commitments required to fully finance Telesat Lightspeed.”

“Now is the time to bolster Canada’s position as a global leader in the new space economy,” said The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry. “Through its partnership with Telesat, our government is creating more high-skilled jobs, enabling innovation and helping to unlock economic and social opportunities in Canada’s most rural and remote communities. Every Canadian should have access to affordable high-speed Internet. Today, we took a big step towards making that happen.”

Overview of Government of Canada Investment

•	The Government of Canada’s $1.44 billion investment is comprised of:
o	A $790 million loan with a 20-year term; and
o	An investment of $650 million in PIK preferred equity with an average term of approximately 14 years.
•	The Government of Canada would receive warrants that can be exchanged into common shares in Telesat Corporation.
•	Telesat will commit to investing in Canada $1 billion of capital expenditures for its initial Lightspeed constellation and the lesser of $2.6 billion or 50% of certain capital expenditures for its subsequent constellation, with incentives for additional Canadian investment in the subsequent Lightspeed constellation.
•	Telesat will grow its Canadian employee footprint to at least 700 full time equivalent employees, largely in STEM, and will continue to support post-secondary students through new co-op opportunities and scholarships, with a focus on women in STEM programs.

With the Government of Canada’s $1.44 billion investment, Telesat now has financing arrangements in place to fund Telesat Lightspeed for approximately $4 billion, including roughly $1.7 billion of cash contribution from Telesat (inclusive of investments made to date, cash on hand and proceeds expected from the U.S. C-band clearing process) and $0.4 billion investment from the Government of Quebec.

The balance of the funding for the Telesat Lightspeed program is expected to come primarily from debt financing from certain export credit agencies, with whom Telesat is in advanced discussions.

The arrangements above, including the Government of Canada and Government of Quebec investments, are subject to a number of conditions, including the entering into of further, definitive agreements.  All dollar values referenced in this release are in Canadian dollars.

To learn more visit: http://www.telesat.com/Canada

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Media contact:

Lynette Simmons

+1 613 748 8729

info@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “future”, “expected”, “plans”, “can”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarter ending March 31, 2021, both of which can be obtained on the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.